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E. William Bates, II Direct Dial: 212-556-2240 Direct Fax: 212-556-2222 wbates@kslaw.com

March 13, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel Assistant Director

Re:	Embarq Corporation (formerly referred to as LTD Holding Company)
Form 10 Filed January 23, 2006 File No. 01-32732

Ladies and Gentlemen:

On behalf of Embarq Corporation (“Embarq”), we are delivering with this letter for filing under the Securities Exchange Act of 1934, as amended, the following:

•	Amendment No. 1 (the “First Amendment”) to the Form 10 (File No. 01-32732) (“the Form 10”), together with exhibits thereto (which is also being transmitted by EDGAR); and

•	the First Amendment, without exhibits, marked to show changes from the Form 10 filed with the SEC on January 23, 2006.

Embarq has received the Staff’s comments relating to the Form 10 contained in the Staff’s letter of February 22, 2006. In accordance with the Staff’s request, this letter includes each of the Staff’s comments from its aforementioned letter and Embarq’s response to each of the Staff’s comments. Unless otherwise noted, the page references included in our responses are to the First Amendment.

Securities and Exchange Commission

General

Staff’s Comment 1: In your response letter, provide us with your analysis as to why the overall transaction, which includes Embarq incurring new debt of $6.6 billion to pay Sprint Nextel “in consideration” for the transferred assets, does not require Securities Act registration. In your analysis, also address the following:

•	Holders of Sprint Nextel series 1 common stock, series 2 common stock and non-voting common will receive the same number of shares of Embarq common stock for their shares even though, for example, Sprint Nextel series 2 common stock generally is entitled to 1/10 of a vote per share; and

•	You will be issuing, as a result of the preferred stock exchange offer, mirror preferred stock that converts into your common stock.

Lastly, tell us whether any of the assets being contributed to Embarq include assets acquired from Nextel Communications in the merger.

Response: The overall transaction, which includes Embarq’s incurring new debt of $6.6 billion to pay Sprint Nextel Corporation (“Sprint Nextel”) “in consideration” for the transferred assets, does not require registration under the Securities Act of 1933, as amended (the “Securities Act”), because the distribution of the common stock of Embarq by Sprint Nextel to its stockholders does not involve a sale under the Securities Act. The answer to question four in Staff Legal Bulletin No. 4 (“SLB No. 4”) states that the subsidiary does not have to register a spin-off under the Securities Act when the five conditions listed are met. Embarq meets each of the five conditions in the following manner and, therefore, is not required to register the spin-off:

•	the parent (i.e., Sprint Nextel) stockholders are not providing consideration for the spun-off shares;

•	the spin-off is pro rata to Sprint Nextel stockholders;

•	Sprint Nextel is providing adequate information about the spin-off and the subsidiary to its stockholders and to the trading markets;

•	Sprint Nextel has a valid business purpose for the spin-off; and

•	Sprint Nextel is spinning off securities of a subsidiary formed by Sprint Nextel, and the spin-off satisfies the conditions listed above.

As part of the spin-off, Embarq is acquiring assets from Sprint Nextel and is issuing senior notes to Sprint Nextel and incurring indebtedness to third parties in order to capitalize Embarq in a manner believed to be appropriate for its industry and consistent with its expected capacity to generate cash flow. Such financing does not in any way constitute consideration provided by Sprint Nextel stockholders. Following the distribution date, Sprint Nextel expects to transfer the senior notes and cash received by it from Embarq to Sprint Capital in satisfaction of intercompany indebtedness. Sprint Capital plans to resell the senior notes to the

Securities and Exchange Commission

public pursuant to the Registration Statement on Form S-1 filed by Embarq on February 10, 2006, and use the proceeds of that sale and the cash to be transferred by Embarq to Sprint Nextel (and then to Sprint Capital) to reduce Sprint Nextel’s outstanding consolidated indebtedness by approximately $6.6 billion. As the revised disclosure in the First Amendment states, the assets of Embarq will no longer be available for the payment of Sprint Nextel long-term debt.

Holders of Sprint Nextel series 1 common stock, series 2 common stock and non-voting common stock will receive the same relative number of shares of Embarq common stock for their shares, despite their different votes per share, in accordance with Section 5.1 of Sprint Nextel’s Amended and Restated Articles of Incorporation (the “Sprint Nextel Articles”), which requires that any dividend paid to holders of such stock shall be equivalent.

After further consideration, Sprint Nextel has determined to redeem its Preferred Stock - Seventh Series, Convertible (the “seventh series preferred stock”) before the spin-off (the scheduled redemption date is March 31, 2006) and, therefore, the provisions of the Sprint Nextel Articles that contemplate the issuance in connection with a spin-off of exchange preferred stock by Sprint Nextel and mirror preferred stock by Embarq are not applicable. The disclosure in the First Amendment has been revised accordingly. Please see our response to the Staff’s comment 39.

Embarq hereby confirms that the assets being contributed to it do not include any legacy assets acquired from Nextel Communications, Inc. in the Sprint Nextel merger.

Staff’s Comment 2: Please file your exhibits, such as the separation and other agreements with Sprint Nextel, as soon as practicable. We will need adequate time to review and, if necessary, comment upon your disclosure regarding them.

Response: In response to the Staff’s comment, we have filed, among others, the following exhibits with the First Amendment: Form of Separation and Distribution Agreement, the Transition Services Agreements and the employment contracts with Sprint Corporation of Embarq’s expected executive officers, which contracts will be assumed by Embarq as described in the Form 10. We will provide supplementally to the Staff for its review in the near term the Forms of Employee Matters Agreement and Tax Sharing Agreement, both of which will be filed with the next amendment.

Exhibit 99.1 Information Statement

General

Staff’s Comment 3: We note a number of blank spaces throughout your information statement concerning material financial amounts, such as expected amounts payable to Sprint Nextel for your transitional services, among other things. Please include this disclosure in your revised information statement as soon as practicable. Note that we may have significant additional comments once you have provided this disclosure.

Securities and Exchange Commission

Response: We have provided updated financial amounts, where available, throughout the First Amendment. We intend to include estimated financial amounts (where the amount is blank in the First Amendment) in a subsequent amendment. Please see pages 13, 35 and 56.

Staff’s Comment 4: Prominently disclose throughout the information statement that, as a condition to the spin-off, you will be incurring new debt of $6.6 billion that you will use to pay Sprint Nextel as consideration for the transferred assets. Disclose this $6.6 billion payment to Sprint Nextel whenever you mention the steps of the spin-off.

Response: We have made this disclosure throughout the First Amendment as requested. Please see pages 1, 2–3, 6, 24, 26, 34, 38-39, 41, 60 and 99.

Questions and Answers, page 1

Summary, page 4

Staff’s Comment 5: Please revise to provide more balance to your questions and answers section and summary so that they disclose potential key negative factors about your business, such as your significant dependence upon Sprint Nextel for various aspects of your operations even after the spin-off, the dollar amount of new indebtedness you will incur in connection with the spin-off, your total expected indebtedness, your need for and ability to obtain additional financing, your continued loss of access lines and any imminent expiration of material agreements with Sprint Nextel or others related to your business and operations.

Response: In response to the Staff’s comment, we have revised the questions and answers section and the summary. Please see pages 1–11.

Staff’s Comment 6: Please add a question and answer regarding why Embarq will be paying $6.6 billion to Sprint Nextel as part of the spin-off.

Response: We have added the question and answer as requested. Please see page 3.

Staff’s Comment 7: If the distribution ratio will not be one-for-one, please provide a table that illustrates the distribution ratio by showing the number of Embarq shares that a Sprint Nextel shareholder will receive for different amounts of shares held. If applicable, discuss how the distribution ratio may result in shareholders holding smaller or odd lots of Embarq shares and this may make it more difficult for Embarq shareholders to sell their shares.

Response: In response to the Staff’s comment, we have added a table to illustrate the distribution ratio. Please see page 1. We currently expect the distribution ratio to range from 1:10 to 1:20 (i.e., each Sprint Nextel stockholder will receive between five and ten shares for each 100 shares of Sprint Nextel common stock). Because the exact distribution ratio will not be known until it is ultimately determined by the Sprint Nextel board of directors, we have not completed the table in the First Amendment. We will complete the table after the distribution ratio is determined and before mailing the information statement to Sprint Nextel stockholders.

Securities and Exchange Commission

We also have discussed how the distribution ratio may result in stockholders holding odd lots of Embarq shares and that this may make it more difficult for Embarq stockholders to sell their shares. Please see page 1.

Staff’s Comment 8: Where you state that you will continue to have “significant commercial agreements with Sprint Nextel,” as you do on page one, also convey that Sprint Nextel may terminate the agreements in most cases two years after the distribution date, and in one case, after only 60 days.

Response: We have revised the disclosure as requested. Please see pages 1-2.

Also, please note that none of the commercial agreements between Embarq and Sprint Nextel can be terminated as early as 60 days after the separation. Individual services under the transition services agreements can be terminated by the receiver of the service upon 60 days notice, but that provision is designed to allow a receiver of a transition service to discontinue that service earlier if desired by the receiver.

Staff’s Comment 9: You state that UMB Bank is the transfer agent for your common stock and provide its contact information on page three. Please tell us in your response letter why you have also included the question-and-answer on page two as to how holders can sell shares after the distribution. If you are aware of significant plans to sell your shares in the short term following the distribution, then disclose these plans in the information statement, including in a risk factor concerning ownership in your stock.

Response: We are not aware at this time of any significant plans to sell shares of Embarq common stock after the distribution; however, it is likely that some shares will be sold. It is for this reason that we have provided the questions-and-answers on page 4 as to how shares may be sold leading up to and following the distribution. We believe that this disclosure is customary in information statements relating to spin-off transactions and provides stockholders with useful information regarding the processes used for trading Embarq and Sprint Nextel shares both in the interim period between the declaration and payment of the dividend and after the dividend is paid.

Staff’s Comment 10: Where you discuss the federal income tax consequences of the distribution, disclose whether the opinions from counsel regarding the tax-free nature of the distribution are a condition to the spin-off. Disclose when you will obtain the tax opinions. Also disclose whether Sprint Nextel can waive this condition and that Embarq has agreed to indemnify Sprint Nextel for tax liabilities resulting from the spin-off under particular circumstances.

Response: We have made the disclosures as requested. Please see page 4.

Securities and Exchange Commission

Staff’s Comment 11: On page four, please disclose your net income for the same periods that you present your revenues and operating income.

Response: We have made the disclosure as requested. Please see page 6.

Staff’s Comment 12: We note your statement on page four that “Based on [y]our financial results, [you] expect to be included in the Fortune 500 list.” Please remove this statement here and on page 46 in your business section, or provide additional support as to the criteria for such inclusion and how you believe you have met them.

Response: The Fortune 500 is a ranking of the top 500 public companies in the United States as measured by gross revenue. Fortune magazine compiles and publishes the list annually. Data shown on the latest rankings are for the companies’ fiscal years ended on or before January 31, 2005. Embarq’s revenues of approximately $6.139 billion for the year ended December 31, 2004 would have placed it as the 330th largest company on the 2005 Fortune 500 list had it been a reporting company. It would certainly have placed well above the last company on the list, which had revenues of $3.614 billion. Based on Embarq’s 2005 revenues of approximately $6.254 billion, Embarq believes it is reasonable to expect to be included in the Fortune 500 list once it becomes a reporting company following the spin-off. For this reason, we have retained the statement on pages 6 and 60, but have modified it to provide the support for its inclusion.

Summary Combined Financial Data, page 7

Staff’s Comment 13: In Note (2) you define EBITDA to exclude certain items. Since EBITDA excludes certain items other than interest, taxes, depreciation and amortization, please revise the title of this measure. See question and answer 14 of our “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

Response: We have revised the title of the measure to OIBDA (operating income before depreciation and amortization) and have made related changes to the reconciliation. Please see pages 10–11.

Staff’s Comment 14: Please provide more meaningful disclosure about why your non-GAAP measure “is an important indicator of [your] operational strength and performance.”

Response: We have made the disclosure as requested. Please see page 11.

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Pro Forma Financial Data

Staff’s Comment 15: In light of your disclosure starting on page 9 regarding the information that is not reflected in the historical combined financial statements, we believe that it would be appropriate to present pro forma financial statements that give effect to the transaction. The pro forma footnotes should clearly disclose the various items that will change in subsequent years and provide a range of possible estimates. We may have further comments after reviewing your pro forma financial statements and related disclosures.

Response: In response to the Staff’s comment, we have presented unaudited pro forma combined financial statements that give effect to the transaction. Please see pages 34–39.

Risk Factors, page 9

General

Staff’s Comment 16: Please include a risk factor that discusses risks associated with the amount of your indebtedness and payment obligations as of the distribution date, including the $6.6 billion payment to Sprint Nextel, and the suggested $75 million quarterly dividend payment following the distribution. Include the effect of the amount of the debt load on your ability to meet payment obligations and execute your business strategy over the next few years.

Response: In response to the Staff’s comment, we have expanded the risk factor disclosure regarding the potential impact of Embarq’s post spin-off indebtedness. Please see page 15. We have also indicated that Embarq’s indebtedness may make it more difficult for Embarq to pay its anticipated quarterly dividend and could make Embarq more vulnerable to economic downturns and limit its ability to withstand competitive pressures. As noted under “Dividend Policies—Embarq” on page 32, payments on Embarq’s indebtedness and its quarterly dividends will account for the majority of its financing activity. Embarq believes, however, that its free cash flow will be sufficient to meet its cash requirements, including capital expenditures, debt service and its contemplated dividend, and that the credit facility that it expects to enter into, together with Embarq’s cash balances at the time of the spin-off, will provide sufficient liquidity for its operations.

Staff’s Comment 17: You state on page 19 that “Sprint Nextel has stated publicly that it expects to pursue an aggressive strategy of serving as a wireless alternative to wireline service and to advance competition by, for example, pursuing alliances or joint ventures with cable operators that may have the effect of making the cable operators’ voice offerings more attractive.” Please include a risk factor that discusses the material risks associated with your parent’s engaging in activities now or after the distribution date that appear to increase the material competitive risk to you brought on by wireless technology and cable operators’ use of VOIP.

Response: We have included the risk factor as requested. Please see pages 17–18.

Securities and Exchange Commission

Staff’s Comment 18: Consider including a discussion in a risk factor of risks to your business associated with how Sprint Nextel and you have agreed to allocate customers for whom Sprint Nextel currently offers bundled services. We note your discussion on pages 52 through 55 in the business section. Include in the risk factor how long after the distribution any agreement concerning this division would last. Also address how this agreement would limit your bundled services emphasis that you mention on page 53.

Response: As requested, we have included on page 19 a risk factor discussing the agreement between Embarq and Sprint Nextel regarding the transfer of customers between the companies. Please note, however, that the agreement between Embarq and Sprint Nextel does not concern the specific allocation of customers between the two companies on a going forward basis because the agreement does not extend beyond the distribution date. In general, existing consumer and business long distance customers in Embarq’s service territories will be transferred to Embarq, although there are several exceptions (relating primarily to business customers) depending on whether Embarq can support all the features and services associated with the account, limitations on the ability to assign the underlying customer service agreements and other matters. We do not believe that this agreement limits Embarq’s bundled services emphasis as that offering relies upon the Long Distance Agreement described on page 97 and not the transfer of customers identified in this risk factor.

Staff’s Comment 19: The following risk factors appear to discuss multiple risks:

•	“We have no history operating as an independent company...” on page 9 discusses the risk to you due to increased costs related to replacing services Sprint Nextel had performed and also the risk to you due to your losing Sprint Nextel as a revenue source regarding Embarq services.

•	“The agreements that we are entering into with Sprint Nextel may involve...” on page 11 discusses conflicts of interest of your current officers and directors in negotiating agreements with Sprint Nextel now and also that the agreements have early termination provisions.

•	“We face widespread competition that may reduce our market share...” on page 12 discusses the effect of blurring lines between local, long distance, wireless, video and Internet services; the cable companies’ competition; VOIP-related competition; competitive local exchange carriers’ competition; less regulation for some competitors; and rapid technological advancements with new competitors.

•	“Significant technological changes in the industry could cause a decline in demand for our services” on page 13 discusses cable operators and VOIP as well as wireless technological developments.

•	“We cannot assure you that our core business will grow...” on page 14 discusses risks related to your declines in revenues from traditional voice services and consequences of your not being able to bundle services to customers as when you were a part of Sprint Nextel.

Securities and Exchange Commission

Include separate risk factors to discuss particular material risks, and revise risk factors captions to precisely capture a single material risk to your investors and to your financial condition, operations, business, and so on.

Response: In response to the Staff’s comment, we have revised the specified risk factors and their captions accordingly. Please see pages 12–13, 16, 16–17, 17–18 and 18–19 with regard to bullet points one though five, respectively. With regard to the third bullet point above, we have attempted to clarify the language in the specified risk factor; however, we respectfully note for the Staff that we believe competition from wireless carriers, cable operators and other communications service providers represent a similar risk to our business, and we have therefore maintained a single risk factor addressing that competitive threat and have identified in a separate risk factor the competitive threat posed by Sprint Nextel.

Staff’s Comment 20: Make sure that each risk factor caption reflects the risk that you discuss in the text. Do not merely state a fact about the transaction or your business, such as “Our historical financial information may not be indicative...” on page nine and “We could be affected by certain changes in labor matters” on page 14. These are only examples. Revise throughout to succinctly identify in your captions the risks that result from the facts and uncertainties. Potential investors will be better able to read the risk factor captions and come away with an understanding of what the risk is and the result of the risk as it specifically applies to this transaction and your company.

Response: We have revised the captions throughout the risk factors section as requested.

We have no history operating as an independent company…, page 9

Staff’s Comment 21: We note your statements that you “will need to replicate certain facilities, systems, infrastructure and personnel to which [you] will no longer have access after [y]our spin-off from Sprint Nextel” and that you “will incur capital and other costs associated with developing and implementing [y]our own support functions in these areas.” So that investors may realize the magnitude of the risk described in the caption, please state estimated costs, if available.

Response: We will provide the estimated aggregate cost in a subsequent amendment.

Our spin-off from Sprint Nextel could adversely affect our business…, page 10

Staff’s Comment 22: Also describe how Sprint Nextel’s engaging in any activities that overlap with your business would increase the risk associated with its “strong” brand.

Response: In response to the Staff’s comments, we have revised the risk factor regarding Embarq’s loss of the Sprint Nextel brand name, and we have added an additional risk factor addressing the competitive threat Sprint Nextel poses as a separate company. Please see pages 13 and 17–18.

Securities and Exchange Commission

If the distribution does not qualify as a tax-free transaction…, page 10

Staff’s Comment 23: You state that “the IRS private letter ruling does not address all the issues that are relevant to determining whether the distribution will qualify for tax-free treatment.” So that investors may have a sense of the degree of the risk described in the caption and the role the ruling can play in assessing the risk, please indicate when you submitted the request and when you received the ruling.

Response: We have revised the risk factor as requested. Please see page 14.

Staff’s Comment 24: You state that, under the tax sharing agreement, you “would generally be required to indemnify Sprint Nextel against any tax resulting from the distribution if such tax resulted from (1) an issuance of [y]our equity securities.” In light of Sprint Nextel’s disclosure in its Form S-4 that the merger consideration paid to Nextel Communications holders in the Sprint Nextel merger last year would be considered in determining whether the spin-off qualifies for tax-free treatment under Sections 355 and 361 of the Internal Revenue Code, please confirm here whether the spin-off itself could be considered an issuance of your equity securities that would trigger any indemnification obligation for you under the tax sharing agreement. Also clarify whether, if the merger is considered a taxable transaction and as a result the spin-off is a taxable transaction, you would face an indemnification obligation to Sprint Nextel. This would assist investors in assessing the likelihood and the magnitude of the risk to you.

Response: We have revised the risk factor as requested. Please see page 14.

Staff’s Comment 25: Please separate the discussion concerning the risk to your shareholders and you from the discussion concerning the risk to Sprint Nextel. Include the discussions as distinct risk factors.

Response: In response to the Staff’s comment, we have separated the discussions into distinct risk factors. Please see page 14.

As part of the spin-off…, we will incur significant indebtedness…, page 11

Staff’s Comment 26: So that investors may realize the extent of the risk, please offer brief examples as to how the terms of the credit facility and senior notes “could limit [y]our ability to respond to market conditions, provide for capital investment needs or take advantage of business opportunities.”

Response: We have revised the risk factor as requested, and we have separated the risk factors into two separate risk factors, one focusing on the impact of the indebtedness on Embarq’s financing options and liquidity position and the other focusing on restrictions in the financing documents. Please see page 15.

Securities and Exchange Commission

The agreements that we are entering into... may involve...conflicts of interest..., page 11

Staff’s Comment 27: Also convey in the risk factor that certain agreements, such as the long distance agreement, involve minimum purchase commitments by you for Sprint Nextel services.

Response: We do not believe there is a risk of a conflict of interest, or the appearance of a conflict of interest, associated with the minimum purchase commitments in the agreements that exceeds what is already disclosed. We believe there is a mutuality of interest given the various and substantial purchase commitments that run in both directions under the agreements. Purchase commitments are a standard term, especially given the presence of the volume-based pricing structure and the pricing mechanisms that were established. As disclosed on page 97, Embarq’s minimum purchase commitment under the Long Distance Agreement never will be more than 95% of the international and domestic long distance voice and data services that Embarq uses during a given contract year that it cannot provide on its own and that are offered for resale by Sprint Nextel under the Long Distance Agreement. As a result, Embarq’s commitment is limited to purchases needed for support of its then current customer needs. Accordingly, we respectfully submit that we do not believe it necessary to revise the risk factor.

We cannot assure you that our core business will grow…, page 14

Staff’s Comment 28: Please delete the mitigating language “Although we produced strong growth in broadband data customers through our high-speed Internet offerings in 2004.”

Response: We have deleted the language as requested.

We may not have access to capital on acceptable terms, page 14

Staff’s Comment 29: To provide context, please disclose Sprint Nextel’s credit ratings and, if known, your expected credit ratings. Describe the definition and relative rank of each credit rating.

Response: Embarq has not yet received a definitive credit rating, and we are prohibited by the ratings agencies from disclosing Embarq’s preliminary indicated ratings. In light of our inability to disclose specific credit ratings for Embarq, we believe that it would be confusing and potentially misleading to readers to disclose the credit ratings for Sprint Nextel, which, as we have disclosed in the risk factor on page 19, we expect to be higher than those of Embarq.

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The market price and trading volume of our common stock may be volatile…, page 15

Staff’s Comment 30: Please provide a separate risk factor that discusses the particular risk associated with the index funds’ being required to sell your common stock if you are not included in the particular indices and, so that investors can assess the magnitude of the risk, note if you generally believe they would be required to sell immediately or soon after the distribution.

Response: We have included the risk factor as requested. Please see page 20.

Cautionary Statement Regarding Forward-Looking Statements, page 17

Staff’s Comment 31: We note your statement that “uncertainties related to bankruptcies affecting industries relevant to our operations” as a factor that could cause your actual results to differ from those in forward-looking statements. In your risk factors, please discuss the material risks associated with such bankruptcies, including what the industries are and how they are relevant to your operations.

Response: Upon further assessment, we have concluded that “uncertainties related to bankruptcies affecting industries relevant to our operations” are not expected to have a material impact on Embarq’s future operations. Accordingly, we have deleted such factor. Please see page 22.

The Spin-Off, page 19

Staff’s Comment 32: Please provide a section that discusses the interests of Sprint Nextel officers and directors in the spin-off.

Response: We have included the section as requested. Please see page 28.

Background, page 19

Staff’s Comment 33: Expand this section to discuss what led to Sprint Nextel’s decision to spin-off the local communications operations and how the spin-off is connected to the Sprint Nextel merger. Discuss significant aspects of the spin-off, including why Embarq is paying $6.6 billion to Sprint Nextel for the transfer of the assets, how this amount was determined and how the amount compares to the value of the assets.

Response: We have provided additional disclosure concerning the spin-off and the determination by the Sprint Nextel board of directors with respect to the spin-off, including the new indebtedness of $6.6 billion. Please see page 24.

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Reasons for the Spin-Off, page 19

Staff’s Comment 34: Please provide more detail as to why the Sprint Nextel board believes that the spin-off is in the best interests of Sprint Nextel shareholders. For example,

•	You state on page 48 that part of Embarq’s “key goals” in supporting its business strategy is to “actively market integrated service offerings featuring local and long distance voice, high-speed data, video and wireless...” You also state on page 50 that you “expect to provide [y]our own branded wireless voice and data services to consumers and small business customers in most of [y]our local service territories through wholesale arrangements, such as the MVNO relationship with Sprint Nextel ...[and] expect to offer Sprint Nextel-branded wireless services to certain medium and large business customers through a sales agency agreement with Sprint Nextel.” As you plan to provide wireless services through relationships with Sprint Nextel, elaborate on the Sprint Nextel board’s consideration of the benefits to the holders in separating you from Sprint Nextel.

•	Provide examples of the kinds of investor bases for whom your financial characteristics would appeal following the spin-off.

Response: We have provided additional detail as requested. Please see pages 25–26.

Staff’s Comment 35: Furthermore, discuss how the Sprint Nextel board considered the detriments as well as the benefits of the spin-off. For example, discuss what consideration the Sprint Nextel board gave to the fact that Embarq will be incurring an additional $6.6 billion in debt that will be used to pay Sprint Nextel for the transferred assets rather than advance Embarq’s business. Discuss how the board considered the impact of Embarq’s additional debt load on Embarq’s ability to establish itself as a separate company and advance its business goals. As another example, discuss how the Sprint Nextel board considered the limitations on Embarq as a result of the tax sharing agreement and other agreements with Sprint Nextel. In general, specifically identify aspects of the spin-off that are more beneficial or detrimental to Sprint Nextel or Embarq and discuss how the Sprint Nextel board considered these aspects in determining that the spin-off is in the best interest of Sprint Nextel shareholders.

Response: We have provided additional disclosure as requested. Please see pages 25–26. The spin-off and related transition and commercial service agreements have been structured so that Embarq will have a capital and operational structure that is consistent with its peers (and satisfactory to state regulatory commissions) and its expected ability to generate cash flow to meet its operating and capital needs, as well as its debt service obligations, while paying a significant dividend. The transition services agreements are for an interim period and at cost, which is customary for spin-offs. The commercial service agreements are structured to be consistent with the arms’ length terms with Sprint Nextel’s other customers. As indicated in the revised disclosure, the Sprint Nextel board has considered the benefits and a number of other factors (such as the new indebtedness incurred by Embarq (offset by the reduction in the

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indebtedness of Sprint Nextel), one-time costs, new branding issues and the limitations imposed by the tax sharing agreement). The Sprint Nextel board has not specifically addressed the benefits or detriments on an entity basis but rather has considered all of the factors collectively in its deliberations.

Treatment of Stock Options and Other Stock-based Awards, page 22

Staff’s Comment 36: Disclose whether the stock options and other stock-based awards held by Sprint Nextel officers and directors will be treated the same in the distribution as those held by other employees.

Response: We have made the disclosure as requested. Please see the new section entitled “The Spin-Off—Interests of Sprint Nextel Officers and Directors in the Spin-Off” on page 28.

Treatment of Fractional Shares, page 21

Staff’s Comment 37: You state that the distribution agent will aggregate the fractional shares and sell them in the open market in order to distribute cash to the holders of those shares. Please confirm to us in your response letter that the second and third bulleted conditions described in response to question six of our Staff Legal Bulletin No. 4 will be met concerning this distribution.

Response: Embarq hereby confirms that the second and third bulleted conditions described in response to question six of SLB No. 4 will be met concerning the distribution.

Staff’s Comment 38: Disclose whether any brokerage or other fees will be paid in connection with selling aggregated fractional shares and who will pay those fees.

Response: We have made the disclosure as requested. Please see page 27.

Preferred Stock Exchange, page 22

Staff’s Comment 39: Please revise this section so that the discussion of the terms of the mirror preferred stock is easier to understand.

Response: Upon further consideration, Sprint Nextel has determined to redeem all of its outstanding seventh series preferred stock pursuant to Section 10.7(e)(i) of the Sprint Nextel Articles. Sprint Nextel intends to effect the redemption prior to the spin-off and it mailed notice of the redemption to holders of its seventh series preferred stock, in accordance with Section 10.7(e)(iii) of the Sprint Nextel Articles, on February 28, 2006.

As the redemption will be completed and such shares of the seventh series preferred stock will be cancelled in accordance with Section 10.7(e)(i) of the Sprint Nextel Articles prior to the spin-off (the scheduled redemption date is March 31, 2006), Embarq will not issue any shares of mirror preferred stock. We have revised the information statement accordingly to delete all references to mirror preferred stock and the related exchange. Please see pages 28 and 106.

Securities and Exchange Commission

Material U.S. Federal Income Tax Consequences of the Distribution, page 23

Staff’s Comment 40: Please tell us your tax and accounting treatments for the $6.6 billion in Senior Notes and cash that you will be distributing to Sprint Nextel. Also, tell us whether these transactions are disclosed and addressed in the private letter ruling you received from the IRS.

Response: In response to the Staff’s comment, we have revised the disclosure on page 29. The distribution is not taxable to Embarq, although the receipt of the cash and senior notes by Sprint Nextel could, under certain circumstances, be taxable to Sprint Nextel. The transfer to Sprint Nextel of the cash and senior notes was disclosed to the IRS and was addressed by the private letter ruling. The accounting treatment for the $6.6 billion in senior notes and cash is reflected in note 9 to the pro forma condensed combined balance sheet (unaudited) on pages 38–39.

Staff’s Comment 41: With respect to your tax-sharing agreement with Sprint Nextel, please briefly explain what “other actions or failures to act by us” would trigger indemnification.

Response: In response to the Staff’s comment, we have revised the disclosure. Please see page 30.

Management’s Discussion and Analysis, page 28

General

Staff’s Comment 42: Please discuss the most significant business challenges that management expects to encounter over the next year and beyond as well as the known trends, demands, or uncertainties that may affect your financial condition. Challenges that should be discussed include the transition from being a wholly-owned subsidiary to a publicly-traded company (including paying for the increased costs associated with being a public company), the impact of your additional debt and your ability to generate similar rates of growth. Consider identifying the metrics used to gauge your financial condition or performance.

Response: We have revised the disclosure as requested. Please see pages 41–42.

Securities and Exchange Commission

Overview, page 28

Basis of Presentation, page 29

Staff’s Comment 43: Please discuss in detail the terms contained in the separation and distribution agreements that will be entered into by you and Sprint Nextel. Reflect these in the pro forma financial statements, as appropriate.

Response: We have revised the disclosure as requested. Please see pages 34–39 and 41. Please see also the discussion of the separation and distribution agreement in the section entitled “Agreements with Sprint Nextel—Separation and Distribution Agreement” on pages 98–101.

Staff’s Comment 44: Please expand to discuss thoroughly your trends, such as the reduction in revenue from core business as discussed on page 14 and elsewhere in the filing, increased operating costs as a stand alone company, increased debt service, new agreements with Sprint Nextel that will replace that your current intercompany revenue and expenses as well as other relevant items, on future operations and financial condition.

Response: We have revised the disclosure as requested. Please see pages 41–42.

Staff’s Comment 45: You have disclosed your intent to pay a quarterly dividend of approximately $75 million per quarter. Please discuss in detail in Liquidity, with a cross reference in Dividend Policies on page 26, the source(s) for the cash for the dividend payments as well as the sources of cash for the other capital requirements disclosed on page 14 and in other sections of the document.

Response: In response to the Staff’s comment, we have provided additional disclosure concerning Embarq’s anticipated dividend payments. Please see page 56.

Staff’s Comment 46: Please discuss in detail the insurance costs that you anticipate in future years now that you will not be included in the Sprint Nextel insurance package and also in light of the fact that you have 52% of your access lines in Florida, North and South Carolina and Texas. Quantify the hurricane-related costs for the last several years that you disclose on page 15 that you may have to substantially self-insure.

Response: We have provided additional disclosure concerning Embarq’s anticipated insurance costs. Please see page 42.

Securities and Exchange Commission

Results of Operations, page 33

Staff’s Comment 47: Please quantify the impact of each factor when multiple factors contribute to material fluctuations in line items. Stating that line items increased or decreased “primarily due to ...” may not provide your investors with sufficient understanding of the factors that caused the change or how much of the change was due to a particular factor.

Response: We have revised the disclosure as requested. Please see pages 45–52.

Liquidity and Capital Resources, page 40

Financing Activities, page 41

Staff’s Comment 48: You state on page 41 that you “paid dividends to Sprint Nextel of $865 million in 2004 and $683 million in 2003.” Please clarify whether you are discussing only dividends that Sprint Nextel paid to its stockholders.

Response: We have revised the disclosure as requested. Please see pages 54–55.

Capital Requirements, page 41

Staff’s Comment 49: Please disclose the expected capital expenditures for 2006.

Response: We have disclosed the expected capital expenditures for 2006 as requested. Please see page 55.

Liquidity, page 41

Staff’s Comment 50: We note your disclosure in the contractual obligations table and your statement on page 43 that “[l]ong term debt obligations reflected [in the table] above reflect [y]our historical debt level, which is not representative of the debt repayments that will actually be due under [y]our new capital structure.” Please provide another table giving effect on a pro forma basis to the debt transaction, including the over $4 billion in notes to Sprint Nextel and any mandatory redemptions of securities such as the mirror preferred stock, related to the distribution. Given the significant size of your debt following the distribution, you should provide meaningful disclosure about your debt obligations and cash flows going forward.

Response: We have provided disclosure on page 56 concerning the aggregate amount of Embarq’s indebtedness following the spin-off. Because the terms of the credit facility and the senior notes have not been determined at this time, we are unable to provide further specificity as to maturity dates of such indebtedness, but intend to do so in a subsequent amendment. See page 56.

Securities and Exchange Commission

Business, page 46

Overview, page 46

Staff’s Comment 51: Please provide a legend to the map on page 46 so that it is easier to recognize which areas, dark shaded, light shaded or not shaded, represent the locations of your service territories.

Response: We have provided a legend as requested. Please see the revised map on page 60.

Our Strengths, page 47

Staff’s Comment 52: So that shareholders will have a stronger sense of your ability to grow as you have suggested in this section, please explain what you mean by your being a “preferred choice” as your customers seek additional services and how you determined this. Also discuss the degree to which customers in your local service territories seek new additional services.

Response: We have provided additional disclosure as requested. Please see page 61. On page 65 under “Business—Local segment—Voice” we indicate the percentages of our customers who purchase one or multiple additional services from Embarq.

Competition, page 57

Staff’s Comment 53: You disclose at the beginning of your business discussion that, after the spin-off, you will be the fifth largest local communications company in the U.S. based on number of access lines. Identify the four largest local communications companies and discuss in more detail your relative position to your competitors.

Response: After further consideration, we have decided to delete this statement.

Management, page 66

Employment Contracts, page 77

Staff’s Comment 54: Please file as exhibits to the Form 10 the named executive officer employment contracts that you expect to assume on or before the distribution date.

Response: We are filing as exhibits the expected executive officer employment contracts.

Securities and Exchange Commission

Security Ownership of Certain Beneficial Owners, page 82

Staff’s Comment 55: The disclosure in this section is confusing. Please provide a beneficial ownership table that shows the expected ownership of Embarq’s common stock following the distribution by officers, directors and more than five percent beneficial holders as contemplated by Item 403 of Regulation S-K.

Response: We have revised the beneficial ownership table concerning Embarq’s expected directors and executive officers as requested. Please see page 85. It is our current expectation that there will be no stockholders who own 5% or more of Embarq’s common stock immediately following the distribution. See “Security Ownership of Certain Beneficial Owners” on page 96.

Agreements with Sprint Nextel, page 83

General

Staff’s Comment 56: Where you discuss conditions to Sprint Nextel’s obligation to perform under a material agreement or its ability to terminate early a material agreement, please also provide more concrete examples of the conditions. For example, where you state on page 88 that your failure to maintain “certain components of [y]our business as an active business” is prohibited generally under the tax sharing agreement, provide an indication of the components. As another example, you state on page 83 that Sprint Nextel will have the right to terminate the MVNO agreement if you “fail to meet subscriber targets within the first two years of the agreement” and that Sprint Nextel also may terminate the agreement “upon a change of control of [y]our company.” To aid investors in understanding the degree of ease or difficulty faced by Sprint Nextel in deciding to unilaterally terminate the agreement, please briefly note the subscriber targets and offer a general sense of what is meant by change of control.

Response: We have revised the disclosure as requested. Please see pages 96–97 and 102.

Commercial Service Agreements, page 83

Staff’s Comment 57: You state that the agreement affords you the right to resell wireless services in “areas covered by affiliate networks that are not owned or controlled by Sprint Nextel.” Please explain what you mean by “affiliate networks” so that investors will have a greater sense of the breadth of your ability to compete with Sprint Nextel in providing wireless services after the distribution.

Response: We have revised the disclosure as requested. Please see page 96.

Securities and Exchange Commission

Separation and Distribution Agreement, page 85

Staff’s Comment 58: Discuss the ability of either party to amend this agreement after distribution of the information statement to Sprint Nextel stockholders and how the parties intend to communicate any material changes to holders.

Response: In response to the Staff’s comment, we have provided additional disclosure concerning the Separation and Distribution Agreement. Please see page 99.

Staff’s Comment 59: Disclose how the parties determined the “certain assets and liabilities” and “certain contracts” referenced on page 86 that you will assume, as it does not appear that you will be assuming all assets, liabilities and contracts that relate to your business and operations.

Response: We have revised the disclosure as requested. Please see page 99.

Combined Financial Statements

Combined Statements of Operations, page F-3

Staff’s Comment 60: Please provide pro forma earnings per share.

Response: We will provide pro forma earnings per share in the final information statement to be distributed to stockholders, as the distribution ratio is not known at this time, and we are concerned that a hypothetical ratio would be confusing to investors. Please see page 36.

Combined Balance Sheets, page F-5

Staff’s Comment 61: Please provide pro forma stockholders’ equity giving effect to the issuance of the stock and the payment to Sprint Nextel of approximately $6.6 billion.

Response: We have provided the pro forma stockholders’ equity as requested. Please see page 37.

Note 9. Income Taxes, page F-20

Staff’s Comment 62: Please provide FAS 5 disclosure for the potential outcome for the uncertain tax issues that you disclose on page 31.

Response: We have provided the FAS 5 disclosure as requested. Please see page F-22.

Securities and Exchange Commission

Note 11. Commitments and Contingencies, page F-22

Staff’s Comment 63: Please provide the required disclosures regarding environmental liabilities required by SOP 96-1 and SAB 5(Y).

Response: We have provided the disclosures regarding environmental liabilities as requested. Please see page F-24.

Schedule II - Combined Valuation and Qualifying Accounts, page F-30

Staff’s Comment 64: Please include all allowances, including, but not limited to, the revenue reserve discussed on page 32.

Response: We have included all allowances as requested. Please see page F-30.

Updating

Staff’s Comment 65: Please update the financial statements to comply with Rule 3-12 of Regulation S-X.

Response: In response to the Staff’s comment, we have updated the financial statements to comply with Rule 3-12 of Regulation S-X.

* * * * *

In addition, we have provided under separate cover a written statement acknowledging the representations that you requested.

We trust that the foregoing is responsive to the Staff’s comments. Should you have any additional questions or comments, please do not hesitate to contact the undersigned directly at 212-556-2240 or at the address indicated above.

Thank you for your assistance.

Very truly yours,

/s/ E. William Bates, II E. William Bates, II

ewb

cc:	Ms. Cheryl Grant, Staff Attorney

Ms. Kathleen Krebs, Special Counsel

    United States Securities and Exchange Commission

Mr. Thomas A. Gerke

Ms. Claudia S. Toussaint

    Embarq Corporation